Exhibit 99.(a)(1)(M)
To: PDL QAD India
From: Susan Turner, Director Global Tax
CC: Daniel Lender/QAD1, John Neale/QAD1, Kara Bellamy/QAD1, Mark Rasmussen/QAD1, Tahnil Davis/QAD1,
Subject: QAD Award Exchange Program — Updated Taxation Implications for Indian Employees
This email supersedes any previous communications relating to the QAD Exchange Offer as it relates to Foreign Income Tax Consequences and in particular the taxability of the Exchange Offer in India. The Indian Finance Minister recently proposed policy changes for the Union Budget. These changes have not been passed but are anticipated to come into law as proposed.
One of the new proposals will abolish the fringe benefits tax (FBT) on equity awards retroactive to April 1, 2009. If you choose to participate in the Exchange Offer and exchange old Options/SARs for New SARs, the New SARs may be subject to income tax at exercise based on the value of the benefits. These benefits would be subject to employer withholding under the new proposed rules. If the proposals are approved, Employment benefit from an Employee Stock Plan will be taxable in the hands of employees. The employee will be liable to pay tax on the fair market value of the shares on the date of allotment/transfer, minus the amount paid by the employee. The methodology for determining the fair market value will later be determined by the Indian Government. The employer will have to withhold tax from the benefit arising to the employee as computed above. This proposal is likely to be tax neutral because what was earlier paid by the employer and recovered from the employee, will now be directly paid by the employee.
The descriptions above are only a summary of the potential material Indian income tax consequences of the Exchange Offer. This summary is not intended to provide you with tax advice. This summary is not written or intended to be used, and it cannot be used by you, for the purpose of avoiding penalties that may be imposed on you under the tax laws, but rather is written to meet the disclosure obligations under the SEC rules and regulations. You should seek advice from an independent tax advisor with respect to the Indian tax consequences of participating in this Exchange Offer as the tax consequences to you are dependent on your particular tax situation. QAD is not liable to you for any taxes, penalties or interest that you may incur in connection with the Exchange Offer.
Regards,
Sue